United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of

June 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- ☐.)

Press Release

Vale informs on prepayment of Nacala Logistics Corridor Project Finance and conclusion of the acquisition of Mitsui's stake

Rio de Janeiro, June 8th, 2021 - Vale S.A. ("Vale" or “Company”) informs that the concessionaires of Nacala Logistics Corridor ("NLC"), located in Mozambique and Malawi, sent today an irrevocable notice to the financing banks of the Nacala Corridor Project Finance confirming their intention to prepay the outstanding balance of approximately US$ 2.5 billion, which will be settled on June 22nd, 2021 with funds provided by the Company.

With the settlement of the Project Finance, all conditions precedent for the completion of the transaction for the acquisition of Mitsui's stakes in the Moatize coal mine ("Moatize mine") and the NLC are fulfilled, which is expected to occur following the prepayment of the Project Finance. After the closing, Vale will consolidate the Moatize mine and the NLC in its financial statements. Accordingly, the EBITDA will no longer be burdened with costs related to debt service, investment in maintenance of operations (which will be executed directly by Vale as sustaining capital) and others, financed by NLC's tariff, and that already discounting the interest received by Vale, impacted the 2020’s EBITDA by approximately US$ 300 million.

With the simplification of the governance and management of the assets, Vale continues the process of a responsible divestment of its participation in the coal business, based on the preservation of operational continuity of Moatize mine and NLC.

Luciano Siani Pires

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Ivan Fadel
Date: June 08, 2021		Head of Investor Relations